NO ACT

PE
1-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024812

Received SEC
FEB 04 2008
Washington, DC 20549

February 4, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2008

Richard A. Dee
115 East 89th Street
New York, NY 10128

Re: Verizon Communications Inc.
Incoming letter dated January 22, 2008

Dear Mr. Dee:

This is in response to your letter dated January 22, 2008 concerning the shareholder proposal you submitted to Verizon. On January 15, 2008, we issued our response expressing our informal view that Verizon could exclude the proposal from its proxy materials for its upcoming meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

PROCESSED
FEB 13 2008 E
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Room VC54S440
Basking Ridge, NJ 07920

RECEIVED
2008 JAN 25 PM 4:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RICHARD A. DEE

By Fax to (202) 772-9213

January 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: <u>Verizon Communications Inc. – 2008 Stockholder Proposal</u>

Ladies and Gentlemen:

Verizon Communications Inc. has informed the Commission and me by letter that it intends to omit from its 2008 proxy materials a Stockholder Proposal that I submitted requesting that the Verizon Board of Directors form a Corporate Responsibility Committee.

This is the third consecutive year that I have submitted the Proposal, and the third consecutive year that Verizon has requested that the Commission furnish it a "No Action" letter in connection with its intention to omit it from proxy materials.

The Commission catered to Verizon Management in 2006 and 2007, and furnished no indication whatsoever that it actually considered my Proposal and my subsequent arguments in its favor. It would appear that the Commission looked only at Verizon's contentions – and ignored completely my arguments and reasons for inclusion contained in extensive correspondence with the Commission.

Verizon Management exerts virtually unlimited control over the company's affairs. By aligning itself with Management, the Commission disregarded the fact that Verizon has a Board of Directors that is charged by law to act as on behalf of the company's owners, its stockholders, as the company's ***highest level of governance***.

Verizon Management is extraordinarily anxious to avoid the possibility that it might be stripped of its ***ability to monitor and to evaluate itself*** – specifically in connection with the extent to which Verizon lives up to its manifold and oft-repeated claims as to integrity, trustworthiness, and reliability.

My Proposal addresses, directly and strongly, what I have heard referred to as "corporate character". The Board, not Management, should be the ultimate monitor of how well the company is living up to its code of conduct, the extent to which its products and services are living up to claims made for them, and how well the company is meeting internal and external standards of corporate citizenship.

I am convinced, unequivocally, that this Proposal calls for something that is vitally important to the interests of all Verizon stockholders – and something which is not being addressed properly in spite of the company's continual and manifold protests to the contrary. What the Proposal calls for is sorely needed and long overdue, and I expect that the Commission at some point in time will devote the time and effort required to act in a fair and responsible manner.

Verizon Management is trying to repeat its successes in deluding the Commission into believing that Corporate Governance is "ordinary business." Which it most certainly is not.

Verizon Management is trying to repeat its successes in making the Commission believe that what it claims to be "ordinary business" is the exclusive domain of Management. Which it most certainly is not.

In November 1976, the Commission issued the oft-cited Exchange Act Release No. 34-12999, which, according to Verizon stated: "The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors"

Oddly enough, Release No. 34-12999, according to Verizon, states very clearly that "the resolution of ordinary business problems" is to be confined to "management <u>and</u> the board of directors". **I hereby request that the Commission inform me as to precisely how and when the resolution of "ordinary business" problems become strictly a Management function.**

In view of the foregoing, how can the Commission take seriously Verizon's contention that what my Proposal calls for is, in essence, ***none of the Board's business*** – because it "deals with a matter relating to Verizon's ordinary business operations"? Extraordinary, isn't it?

I am grateful, however, to the Commission for making clear as long ago as 1976 that the resolution of ordinary business problems was to be confined to Management **and** the Board.

Neither this Proposal nor any other that I have sponsored and introduced over the past 30 years has called for stockholder participation in the solution of what were truly ordinary business problems.

It must be apparent to anyone who has considered the matter seriously that "ordinary business" defies definition. It has been my observation in connection with stockholder proposals that "ordinary business" is to companies and to the SEC whatever ***companies*** claim it to be. When the Commission goes along with a company in the matter of ordinary business, which is almost always, new precedent that all too often seems extremely shaky, and certainly questionable, seems to emerge.

Emboldened by what I certainly believe to be the Commission's tendency to favor company managements over stockholders, uncertainty as to what constitutes "ordinary business" seems to encourage companies to use, whenever possible, what has become a very effective ploy in arguing against and preventing inclusion of stockholder proposals in proxy statements.

Verizon has made numerous claims that are not true, are inappropriate, and/or indicate a lack of understanding of what my Proposal calls for. For instance, Verizon claims that my "Proposal requests that the board of directors establish a committee to monitor customer satisfaction with the company's products and services." A reading of my Proposal makes it clear that I am not suggesting that the Corporate Responsibility Committee "micro-manage" anything, but, instead, that it oversee and evaluate how well management performs in areas relating to integrity, trustworthiness, and reliability.

Although Verizon's board sets goals and guidelines that are intended to shape corporate character, clearly it is the company's management, through its continual interaction with customers, stockholders, employees, the public, and government agencies that realistically determines corporate character – and perceptions thereof. In my opinion, it goes straight to corporate character that Verizon management clearly does not welcome "interference" in what it views as corporate affairs – not by its Directors, and certainly not by outside stockholders.

Verizon claims that much of what is called for by my Proposal has been "substantially implemented". That is not true. I am calling for a new committee with a specific focus and specific responsibilities. Verizon claims, for example, that its Audit and Finance Committee is implementing much of what I call for. It strikes me that Verizon is spreading around responsibilities that should, in view of the company's size and complexity, be concentrated. The result could be that very little pertaining to "corporate character" is being given primary consideration by any committee or function, and very possibly existing committees and functions are experiencing "overload".

Verizon has used thousands of words to try to convince the Commission, among other things: (1) that a Corporate Responsibility Committee would be "redundant"; (2) that the oversight that I call for is being accomplished successfully even though it is being spread around; and, (3) that the "company's customer service function" (which surely must be one of the most important aspects of what is primarily a service business) is not subject to oversight by any existing Board committees, but that Management-administered "policies and processes" are providing proper oversight.

The presence of a Committee of Directors that would focus specifically on matters that fall into the "corporate character" category could upset some members of Verizon's intrenched Management – who have become accustomed to having just about everything their own way. Even if being stripped of the power to oversee and to supervise themselves upsets Management, it would result in enormous benefits to the company's owners in the form of considerably increased protection of their interests.

As I have indicated, Verizon, in its letter to the Commission, has recited a list of means by which the company deals with matters that go to "Corporate Character" – from the minor to the major – and it claims that the means employed are yielding "satisfactory" results. Verizon is ignoring the fact its Stockholders are entitled to extremely thorough and focused oversight and reviews by Directors of matters pertaining to integrity, trustworthiness, and reliability.

I am not suggesting that every problem related to integrity, trustworthiness, and reliability be reviewed and second-guessed by a committee of Directors. I am simply trying to make sure that the buck does not stop with Management burying troubling problems under a rug.

There is no excuse for fact that so many recent instances of malfeasance and corporate corruption, which resulted in billions of dollars in losses to millions of trusting stockholders, were caused by overly powerful managements that were inadequately monitored. Directors failed to carry out their fiduciary duties and responsibilities – including, most importantly, failing to prevent excessive power from being assumed by and concentrated in the hands of overly-ambitious top management members.

Verizon Management continues anxious to prevent company Stockholders from having an opportunity to consider my Proposal and to express their sentiments as to whether they believe the Board of Directors should act to minimize the possibility of stockholder-damaging conflicts of interest – conflicts of interest that unquestionably can and do occur when corporate managements are allowed to oversee and to evaluate themselves. Management is charged with implementing policies and procedures – not with overseeing and evaluating their own compliance with those policies and procedures.

I believe this to be a new and original Corporate Governance proposal, and one that I believe is entirely justified in order to help assure all concerned that Verizon is indeed practicing what it preaches in connection with good corporate citizenship.

I hereby request that the Commission decline Verizon's request that it issue a "No Action" letter in connection with my Proposal. That would pave the way for inclusion of the Proposal in Verizon's 2008 proxy material, thereby permitting Verizon stockholders to indicate who they want overseeing whom. **Give Verizon Stockholders an opportunity decide what is in their best interests.**

Sincerely,

Richard A. Dee

PS - I own, and have owned, 200 shares of Verizon stock for many years. My broker, Ameritrade holds the shares in my account. It agreed to furnish a letter to that effect in a timely manner. It failed, by several days, to do what it promised to do. I do not control Ameritrade, but I have made it known, in no uncertain terms, to those who do control it that its incompetence has created an annoying problem. I do not appreciate the attempt by Verizon to capitalize on the incompetence of a broker.

cc: Senator Jack Reed
Senator Charles E. Schumer
Senator Robert Menendez

END

115 East 89th Street New York, NY 10128 (917) 88[illegible]-8751 Fax (212) 831-3191